FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                              For the month of June


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                                 BG Group plc

                                 16 June 2004

                Notification of Directors' Interests in Shares


Purchase of Shares by Long Term Incentive Scheme Trustees

BG Group plc received notification on 15 June 2004 from Mourant & Co Trustees Limited, in its capacity as Trustee of the BG Group Long Term Incentive Scheme (the 'LTIS'), that it purchased 4,410 of the Company's Ordinary Shares of 10p each on 14 June 2004, for the benefit of participants in the LTIS.

The Executive Directors of the Company (Frank Chapman, William Friedrich and Ashley Almanza) are beneficiaries under the terms of the Trust Deed of the LTIS, as with other employees, and therefore are deemed to have a potential beneficial interest in the shares acquired.


BG Group plc
16 June 2004

website www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 16 June 2004                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary